FINANCIAL HIGHLIGHTS
                             (In thousands except per share data)

For the Year                                 1996        1995        1994

Net sales                                $321,297    $300,157    $268,707

Net earnings                               21,170      17,164      13,967

Average common and common
  equivalent shares outstanding             5,259       5,201       5,170

Per share data:
  Net earnings                              $4.03       $3.30       $2.70

  Dividends declared                          .69         .60         .45

Capital expenditures                       17,210      11,181      13,401

At Year-End

Working capital                          $ 86,810    $ 75,151    $ 65,875

Notes payable                                           6,685       7,436

Long-term obligations (including
  current maturities)                      13,647      15,925      15,899

Shareholders' equity                      166,232     146,253     131,855

Equity per outstanding share                31.82       28.03       25.46








SHAREHOLDER INFORMATION
(In thousands of dollars except per share data)
                 Quarterly Results of Operations
                           (Unaudited)

                           Net       Gross    Operating         Net
                         Sales    Earnings     Earnings    Earnings

1996
1st quarter          $  80,186     $19,799     $  6,587    $  4,414
2nd quarter             83,820      21,874        8,218       5,340
3rd quarter             76,457      20,726        7,847       5,060
4th quarter             80,834      25,097       10,768       6,356

                      $321,297     $87,496      $33,420     $21,170

1995
1st quarter          $  75,978     $17,273     $  4,877    $  3,256
2nd quarter             76,413      19,148        7,023       4,642
3rd quarter             73,890      18,345        6,416       4,218
4th quarter             73,876      20,038        9,172       5,048

                      $300,157     $74,804      $27,488     $17,164

                          Per Share Data
                           (Unaudited)

                                              Dividends         Net
                        High(a)      Low(a)    Declared    Earnings

1996
1st quarter             $38.63       $36.00        $.15        $.83
2nd quarter              47.00        37.38         .18        1.03
3rd quarter              47.00        40.50         .18         .96
4th quarter              43.00        38.13         .18        1.21

                                                   $.69       $4.03

1995
1st quarter             $32.00        $27.38       $.15      $  .63
2nd quarter              33.50         29.25        .15         .89
3rd quarter              34.50         29.94        .15         .81
4th quarter              37.75         29.63        .15         .97

                                                   $.60       $3.30


(a) The market price range of CTS Corporation common stock on the New York Stock Exchange for each of the quarters during the last two years.



CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of dollars except per share amounts)
                                                          Year Ended

                                      December 31    December 31    December 31
                                             1996           1995           1994
Net sales                                $321,297       $300,157       $268,707
Costs and expenses:
  Cost of goods sold                      233,801        225,353        205,640
  Selling, general and administrative
    expenses                               43,333         39,312         36,175
  Research and development expenses        10,743          8,004          6,208

     Operating earnings                    33,420         27,488         20,684

Other (expenses) income:
  Interest expense                         (1,449)        (1,790)          (714)
  Interest income                           1,881          1,421            657
  Other                                      (250)           565            860

     Total other income (expenses)            182            196            803

     Earnings before income taxes          33,602         27,684         21,487
Income taxes--Note F                       12,432         10,520          7,520

     Net earnings                        $ 21,170       $ 17,164     $   13,967

     Net earnings per share                 $4.03         $3.30          $2.70


The accompanying notes are an integral part of the consolidated financial statements.






CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands of dollars)

                                                                 Cumulative  Deferred
                                                  Common RetainedTranslation Compen-  Treasury
                                                   Stock Earnings Adjustment  sation     Stock    Total

  Balances at December 31, 1993                  $34,222 $100,868    $(1,049)   $(92) $(14,746)$119,203
Net earnings                                               13,967                                13,967
Cash dividends of $.45 per share                           (2,329)                               (2,329)
Nonemployee Directors' stock retirement plan          (4)                          3        12       11
Cumulative translation adjustment                                        695                        695
Issued 15,500 shares on restricted stock and
  cash bonus plan                                     51                       (358)      307
Issued 8,650 shares on exercise of stock options     (72)                                  248      176
Stock compensation                                     1                                    12       13
Deferred compensation recognized                                                 119                119

  Balances at December 31, 1994                   34,198  112,506       (354)   (328)  (14,167) 131,855
Net earnings                                               17,164                                17,164
Cash dividends of $.60 per share                           (3,124)                               (3,124)
Nonemployee Directors' stock retirement plan                                      15                 15
Cumulative translation adjustment                                       (291)                      (291)
Issued 18,500 shares on restricted stock and
   cash bonus plan                                    76                       (632)      556
Issued 17,325 shares on exercise of stock options   (163)                                  522      359
Acquired 200 shares traded on options--net             7                                    (7)
Stock compensation                                     3                                    93       96
Deferred compensation recognized                      17                         162                179

  Balances at December 31, 1995                   34,138  126,546       (645)   (783)  (13,003) 146,253
Net earnings                                               21,170                                21,170
Cash dividends of $.69 per share                           (3,604)                               (3,604)
Nonemployee Directors' stock retirement plan                                      17                 17
Cumulative translation adjustment                                      2,018                      2,018
Issued 1,500 shares on restricted stock and
   cash bonus plan                                    23                          (70)      47
Issued 6,300 shares on exercise of stock options     (51)                                  197      146
Acquired 73 shares traded on options--net              3                                    (3)
Stock compensation                                    27                                   100      127
Deferred compensation recognized                                                 236                236
Acquired 3,200 shares for treasury stock                                                  (131)    (131)

  Balances at December 31, 1996                  $34,140 $144,112     $1,373   $(600) $(12,793)$166,232

The accompanying notes are an integral part of the consolidated financial statements.




CONSOLIDATED BALANCE SHEETS                          December 31 December 31
(In thousands of dollars)                                   1996        1995

ASSETS
Current Assets
  Cash and equivalents                                  $ 44,957    $ 37,271
  Accounts receivable, less allowances
    (1996--$622; 1995--$774)                              43,984      41,737
  Inventories
    Finished goods                                         8,504       7,445
    Work-in-process                                       17,138      14,789
    Raw materials                                         13,119      16,651

     Total inventories                                    38,761      38,885
  Other current assets                                     3,787       2,544
  Deferred income taxes--Note F                            6,712       5,676

     Total current assets                                138,201     126,113
Property, Plant and Equipment
  Buildings and land                                      42,800      42,547
  Machinery and equipment                                146,589     139,594

     Total property, plant and equipment                 189,389     182,141
  Less accumulated depreciation                          133,286     131,445

     Net property, plant and equipment                    56,103      50,696
Other Assets
  Goodwill, less accumulated amortization
     (1996--$8,361; 1995--$7,687)                          4,039       4,603
  Prepaid pension expense--Note E                         50,152      44,739
  Other                                                      877         976

     Total other assets                                   55,068      50,318

Total Assets                                            $249,372    $227,127

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Notes payable--Note B                                             $  6,685
  Current maturities of long-term obligations--Note C   $  2,427       2,211
  Accounts payable                                        17,146      15,605
  Accrued salaries,  wages and vacation                    6,836       6,695
  Accrued taxes other than income                          2,070       1,740
  Income taxes payable                                     5,946       3,991
  Other accrued liabilities--Note H                       16,966      14,035

     Total current liabilities                            51,391      50,962
Long-term Obligations--Note C                             11,220      13,714
Deferred Income Taxes--Note F                             16,146      11,909
Postretirement Benefits--Note E                            4,383       4,289
Contingencies--Note H
Shareholders' Equity
  Common stock-authorized 8,000,000 shares without
    par value; issued 5,807,031 shares                    33,540      33,355
  Retained earnings                                      144,112     126,546
  Cumulative translation adjustment                        1,373        (645)

                                                         179,025     159,256
     Less cost of common stock held in treasury
       (1996-- 582,075 shares; 1995--589,702 shares)      12,793      13,003

     Total shareholders' equity                          166,232     146,253

Total Liabilities and Shareholders' Equity              $249,372    $227,127

The accompanying notes are an integral part of the consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of dollars)
                                                                 Year Ended
                                            December 31         December 31   December 31
                                                   1996                1995          1994
Cash flows from operating activities:
   Net earnings                                 $21,170             $17,164       $13,967
   Adjustments to reconcile net earnings
   to net cash provided by operating activities:
      Depreciation and amortization              12,491              11,683        11,236
      Deferred income taxes                       3,201               3,239         2,519
      Other                                        (160)                (52)         (421)
      Changes in assets and liabilities:
         Accounts receivable                     (2,247)             (6,708)       (4,402)
         Inventories                                124               2,571        (3,297)
         Prepaid pension asset                   (5,413)             (5,331)       (6,563)
         Accounts payable and accrued
           liabilities                            4,943               4,280           (38)
         Income taxes payable                     1,955               1,703           882
         Other                                     (961)             (1,688)       (1,328)

         Total adjustments                       13,933               9,697        (1,412)

            Net cash provided by operating
               activities                        35,103              26,861        12,555
Cash flows from investing activities:
   Proceeds from sale of property, plant
      and equipment                                 822                 236           411
   Capital expenditures                         (17,210)            (11,181)      (10,000)
   Payment for purchase of business acquisitions                                   (5,501)

            Net cash used in investing
               activities                       (16,388)            (10,945)      (15,090)
Cash flows from financing activities:
   Proceeds from issuance of long-term obligations                                 15,000
   Payments of long-term obligations             (2,208)               (286)       (4,479)
   Decrease in notes payable                     (6,685)               (751)       (6,050)
   Proceeds from stock options exercised            146                 359           176
   Dividends paid                                (3,446)             (3,118)       (2,067)
   Purchases of treasury stock                     (131)

            Net cash (used in) provided by
               financing activities             (12,324)             (3,796)        2,580
Effect of exchange rate changes on cash           1,295                 229         1,343

Net increase in cash                              7,686              12,349         1,388
Cash and equivalents at beginning of year        37,271              24,922        23,534

Cash and equivalents at end of year             $44,957             $37,271       $24,922

Supplemental cash flow information
   Cash paid during the year for:
      Interest                                   $1,467            $  1,791       $   658
      Income taxes - net                          7,276               5,590         4,009

The accompanying notes are an integral part of the consolidated financial statements.







NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Inventories: Inventories are stated at the lower of cost or market. Cost is principally determined using the first-in, first-out method.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets principally on the straight-line method. Useful lives for buildings and improvements range from 10 to 45 years, and machinery and equipment from 3 to 8 years.

Goodwill: The excess of cost over the fair value of net assets of businesses acquired is amortized on the straight-line method over the periods expected to be benefited.

Retirement Plans: The Company has various defined benefit and defined contribution retirement plans covering a majority of its employees. The Company's policy is to annually fund the defined benefit pension plans at or above the minimum required under the Employee Retirement Income Security Act of 1974 (ERISA).

Research and Development: Research and development costs consist of expenditures incurred during the course of planned search and investigation aimed at discovery of new knowledge which will be useful in developing new products or processes, or significantly enhancing existing products or production processes, and the implementation of such through design, testing of product alternatives or construction of prototypes. The Company expenses all research and development costs as incurred.

Income Taxes: The Company provides deferred income taxes for transactions reported in different periods for financial reporting and income tax return purposes pursuant to the requirements of Financial Accounting Standards Board (FASB) Statement No. 109, "Accounting for Income Taxes." The underlying differences relate primarily to depreciation differences, pension income, postemployment benefits, certain nondeductible accruals and inventory reserves.

Translation of Foreign Currencies: The financial statements of all of the Company's non-U.S. subsidiaries, except the United Kingdom subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency with all remeasurement adjustments included in the determination of net earnings. The assets and liabilities of the Company's United Kingdom subsidiary are translated into U.S. dollars principally at the current exchange rate at period end, with resulting translation adjust-ments made directly to the "Cumulative translation adjustment" component of shareholders' equity. Statements of earnings accounts are translated at the average rates during the period.

Financial Instruments: The Company's financial instruments consist primarily of cash, cash equivalents, trade receivables and payables, and obligations under notes payable and long-term debt. In accordance with the requirements of FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," the Company is providing the following fair value estimates and information regarding valuation methodologies. The carrying value for cash and cash equivalents, and trade receivables and payables approximates fair value based on the short-term maturities of these instruments. The carrying value for all long-term debt outstanding at December 31, 1996, and 1995 approximates fair value where fair value is based on market prices for the same or similar debt and maturities.

The Company occasionally uses forward exchange currency contracts to minimize the impact of foreign currency fluctuations on the Company's costs and expenses. At December 31, 1996, the Company's forward foreign exchange currency contracts were not material. These contracts are accounted for as hedges and have minimal credit risk because the counterparties are well-established financial institutions.

Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less from the purchase date to be cash equivalents.

Concentration of Credit Risk: The Company sells its products to customers primarily in the automotive, computer equipment, communications equipment and instruments and controls industries, primarily in North America, Europe and the Pacific Rim. The Company performs ongoing credit evaluations of its customers to minimize credit risk. The Company generally does not require collateral.

Stock-Based Compensation: FASB Statement No. 123, "Accounting for Stock-Based Compensation" encourages, but does not require, companies to record compensation cost for stock-based compensation at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and its related Interpretation. See Note D for the required pro forma net income and earnings per share disclosures required by FASB Statement No. 123.

Earnings Per Share: Earnings per common share are based on the weighted average number of common and common equivalent shares outstanding.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE B - Short-term Borrowings

The Company has no outstanding short-term borrowings at December 31, 1996. At December 31, 1995, short-term borrowings consisted of demand notes payable to various banks, with an average interest rate of 6.6%. The Company has unsecured lines of credit arrangements which totaled $15,855,000 at December 31, 1996. These arrangements are generally subject to annual renewal and renegotiation, and may be withdrawn at the banks' option.

Average daily short-term borrowings over the year, including borrowings denominated in non-U.S. currencies, during 1996, 1995 and 1994 were $2,308,000, $6,781,000 and $11,776,000, respectively. The weighted average interest rates, computed by relating interest expense to average daily short-term borrowings, were 6.1% in 1996, 6.5% in 1995 and 5.5% in 1994.

The maximum amount of short-term borrowings at the end of any month during 1996, 1995 and 1994 was $8,055,000, $8,440,000 and
$12,977,000, respectively. The short-term borrowings outstanding at December 31, 1994, were $7,436,000.


NOTE C - Long-term Obligations

Long-term obligations were comprised of the following:

                                                          (In thousands)
                                                        1996         1995

Long-term debt:
 Term loan at 8.4%, due in annual
    installments through 1999.                       $13,000      $15,000
  Other                                                  647          608

                                                      13,647       15,608
  Less current maturities                              2,427        2,211

     Total long-term debt                             11,220       13,397
Other                                                                 317

 Total long-term obligations                         $11,220      $13,714


The Company has a $13,000,000 term loan with four banks, of which $2,000,000 expires in 1997, $2,000,000 expires in 1998 and
$9,000,000 expires in 1999.

The Company has unsecured revolving credit agreements totaling $45,000,000 with four banks, which expire in 2001. Interest rates on these borrowings fluctuate based upon market rates. The Company pays a commitment fee that varies based on performance under certain financial covenants applicable to the revolving credit agreements. Currently, that fee is .15 percent per annum. The credit agreements and term loan require, among other things, that the Company maintain certain tangible net worth, interest coverage requirements and a specified total liabilities to tangible net worth ratio.

Annual maturities of long-term obligations during the three years subsequent to 1997 are as follows: 1998--$2,220,000; 1999--$9,000,000;
2000--$0.


NOTE D - Stock Plans

At December 31, 1996, the Company has four stock-based compensation plans, which are described below. The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans while compensation expense has been recognized for its compensatory plans. Had compensation cost for the Company's two fixed stock-based compensation plans been determined based on the fair value based method, as defined in FASB Statement No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                (In thousands, except per share amounts)
                                                      1996          1995
Net earnings                 As reported           $21,170       $17,164
                             Pro forma             $20,936       $17,141

Net earnings per share       As reported             $4.03         $3.30
                             Pro forma               $3.99         $3.30

The effects of applying FASB Statement No. 123 in the above pro forma disclosures are not indicative of future amounts as they do not include the effects of awards granted prior to 1995, some of which would have had income statement effects in 1995 and 1996 due to the five-year vesting period associated with the fixed stock option awards.

The Company's two fixed stock option plans, approved by the shareholders, provide for grants of incentive stock options or nonqualified stock options to officers and key employees. Under the 1986 Stock Option Plan which expired in 1995, the Company could grant options to its officers and key employees for up to 300,000 shares of common stock. Of the 300,000 shares, approximately 100,000 shares were granted. Under the 1996 Stock Option Plan, the Company may grant options to its officers and key employees for up to 200,000 shares of common stock.

Under the 1996 Stock Option Plan, options are granted at the fair market value on the grant date and are exercisable generally in cumulative annual installments over a maximum ten-year period, commencing at least one year from the date of grant. Upon the exercise of stock options, payment may be made using cash, shares of the Company's common stock or any combination thereof.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1995: dividend yield of 1.63%; expected volatility of 19.93%, risk-free interest rate of 5.62%; and expected life of 4.3 years. There were no grants in 1996.

A summary of the status of the Company's two fixed stock option plans as of December 31, 1996, 1995 and 1994, and changes during the years ending on those dates, is presented below:

                                  1996                  1995                  1994
                                    Weighted              Weighted              Weighted
                                    -Average              -Average              -Average
                           Shares   Exercise      Shares  Exercise      Shares  Exercise
                            (000)      Price      (000)      Price      (000)      Price

Outstanding at begin-
  ning of year            152,925     $31.82       86,000   $23.15      44,650    $20.13
Granted                                            94,050    36.89      57,000     24.75
Exercised                  (6,300)     23.56      (17,325)   21.05      (8,650)    20.44
Expired or canceled        (9,100)     33.47       (9,800)   23.39      (7,000)    20.30

Outstanding at end
  of year                 137,525     $32.09      152,925   $31.82      86,000    $23.15


Options exercisable
  at year-end              51,425                  19,225               22,150

Weighted-average fair
  value of options
  granted during the
  year                                                     $ 8.26


The following table summarizes information about fixed stock options outstanding at December 31, 1996:

                    Options Outstanding                  Options Exercisable
                              Weighted-
                                Average   Weighted-                  Weighted-
Range of           Number     Remaining     Average         Number     Average
Exercise      Outstanding   Contractual    Exercise    Exercisable    Exercise
  Prices      at 12/31/96   Life (Years)      Price    at 12/31/96       Price

$19.125--
 24.750            53,475          2.37      $24.07         29,925      $23.81

$31.250--
 37.375            84,050          3.94      $37.19         21,500      $37.18


Under the 1986 Stock Option Plan, options to purchase a total of 55,975 shares were outstanding as of December 31, 1996. At
December 31, 1996, 30,625 of these shares were exercisable.

During 1996, the shareholders of the Company approved the 1996 Stock Option Plan, under which a maximum of 200,000 shares of common stock were reserved for issuance to certain officers and key employees. Under the 1996 Stock Option Plan, options to purchase a total of 81,550 shares were outstanding as of December 31, 1996. At December 31, 1996, 20,800 of these shares were exercisable.

The Company has a discretionary Restricted Stock and Cash Bonus Plan (Plan) which reserves 400,000 shares of the Company's common stock for sale, at market price or below, or award to key employees. Shares sold or awarded are subject to restrictions against transfer and repurchase rights of the Company. In general, restrictions lapse at the rate of 20% per year beginning one year from the award or sale. In addition, the Plan provides for a cash bonus to the participant equal to the fair market value of the shares on the dates restrictions lapse, in the case of an award, or the excess of the fair market value over the original purchase price if the shares were purchased. The total bonus paid to any participant during the restricted period is limited to twice the fair market value of the shares on the date of award or sale.

Under the Plan, during 1996, 1,500 shares were awarded leaving 343,900 shares available for award or sale at December 31, 1996. Under the Plan, in 1995 and 1994, 18,500 and 15,500 shares were awarded, respectively. In addition to the shares issued and the amortization of deferred compensation included in the Consolidated Statements of Shareholders' Equity, the Company accrued $408,000, $306,000, and $212,000 for additional compensation payable under the provisions of the Plan in 1996, 1995 and 1994, respectively.

The Company has a Stock Retirement Plan for Nonemployee Directors. This retirement plan provides for a portion of the total compensation payable to Nonemployee Directors to be deferred and paid in Company stock. Under this plan, the amount of the actual dollar compensation was $17,100, $15,100 and $11,100 in 1996, 1995 and 1994, respectively.


NOTE E - Employee Retirement Plans

Defined benefit plans

The Company has a number of noncontributory defined benefit pension plans (Plans) covering approximately 46% of its employees. Plans covering salaried employees provide pension benefits that are based on the employees' compensation prior to retirement. Plans covering hourly employees generally provide benefits of stated amounts for each year of service.

Net pension income for the Plans in 1996, 1995 and 1994 includes the following components:

                                                     (In thousands)
                                             1996         1995        1994

Service cost--benefits earned
  during the year                         $ 2,787      $ 2,216     $ 2,374
Interest cost on projected
  benefit obligation                        5,430        5,330       4,769
Actual (return) loss on plan
  assets                                  (20,982)     (23,252)      2,565
Net amortization and deferral               7,352       10,375     (16,271)

Net pension income                        $(5,413)     $(5,331)    $(6,563)


The following table details the funded status of the Plans at December 31, 1996, and December 31, 1995:

                                                          (In thousands)
                                                          1996      1995

Actuarial present value of benefit obligations:
   Vested benefits                                    $ 68,570   $ 66,736
   Nonvested benefits                                    2,598      2,960

   Accumulated benefit obligation                     $ 71,168   $ 69,696

Plan assets at fair value                             $151,841   $134,595
Projected benefit obligation                            78,046     77,138

Plan assets in excess of the projected
 benefit obligation                                     73,795     57,457
Unrecognized prior year service cost                       397        154
Unrecognized net (gain) loss                           (15,146)    (1,935)
Unrecognized net asset                                  (8,894)   (10,937)

Prepaid pension expense                                $50,152   $ 44,739


Assumptions used in determining net pension income and the funded status of U.S. defined benefit pension plans were as follows:

                                                1996        1995       1994

Discount rates (funded status)                  7.75%       7.25%      8.25%
Rates of increase in compensation levels
 (salaried plan only)                           5%-7%       5%-7%      5%-7%
Expected long-term rate of return on assets     9.75%       9.00%      9.00%


Net pension income is determined using assumptions as of the beginning of each year. Funded status is determined using assumptions as of the end of each year. Effective with the December 31, 1996, measurement date, the discount rate was increased to 7.75% to reflect current market conditions. This change had no impact on 1996 pension income, but will increase 1997 pension income by $562,000. Effective with the December 31, 1995, measurement date, the discount rate was reduced to 7.25% to reflect market conditions. This change had no impact on 1995 pension income, but reduced 1996 pension income by $310,000. Effective with the December 31, 1994, measurement date, the discount rate, expected long-term rate of return on assets and mortality assumptions were revised to reflect current market and demographic conditions. As a result of these changes, the December 31, 1994, projected benefit obligation decreased by $2.4 million. These changes had no effect on 1994 pension income, but reduced 1995 pension income by $1.2 million.

The majority of U.S. defined benefit pension plan assets are invested in common stock, including approximately $8.5 million in CTS common stock. The balance is invested in corporate bonds, U.S. government backed mortgage securities and bonds, asset backed securities, a private equity fund, non-U.S. corporate bonds and convertible issues.

Because the domestic plans are fully funded, the Company made no contributions during 1996, 1995 or 1994. Benefits paid by all Plans during 1996, 1995 and 1994 were $4,240,000, $4,085,000 and
$4,175,000, respectively.

Pension coverage for employees of certain non-U.S. subsidiaries
is provided through separate plans.   Contributions of $167,000,
$237,000 and $172,000 were made to the non-U.S. Plans in 1996, 1995 and 1994, respectively.

Defined contribution plans

The Company sponsors a 401(k) Plan and several other defined contribution plans which cover some of its non-U.S. employees and its domestic hourly employees not covered by a defined benefit pension plan. Contributions and costs are generally determined as a percentage of the covered employee's annual salary. Amounts expensed for the 401(k) Plan and the other plans totaled $2,382,000 in 1996, $2,294,000 in 1995 and $2,506,000 in 1994.

Postretirement life insurance plans

In addition to providing pension benefits, the Company provides certain life insurance programs for retired employees.
Substantially all of the Company's domestic employees are eligible for life insurance benefits.

Summary information on the Company's plans as of December 31,
1996, and December 31, 1995, is as follows:
                                                          (In thousands)
                                                          1996       1995

Accumulated postretirement benefit obligation:
  Active employees                                     $(1,298)   $(1,282)
  Retirees and dependents                               (2,698)    (2,912)
                                                        (3,996)    (4,194)
Unrecognized net gain                                     (574)      (345)
Postretirement benefit obligation                      $(4,570)   $(4,539)


The components of net periodic postretirement benefit expense for
1996, 1995 and 1994 are as follows:
                                                  (In thousands)
                                            1996       1995       1994

Service cost--benefits earned
  during the year                           $ 34    $    28       $ 43
Interest cost on accumulated
  benefit obligation                         295        330        511
Net amortization and deferral                        (1,008)
Net expense (income)                        $329    $  (650)      $554

The accumulated postretirement benefit obligation was determined using relevant actuarial assumptions and the terms of the Company's life insurance plans. For measurement purposes, a 7.75%, 7.25% and 8.25% annual discount rate was used to determine the remaining life obligation for 1996, 1995 and 1994, respectively.

The Company funds life insurance benefits through term life insurance policies. The Company plans to continue funding premiums on a pay-as-you-go basis.


NOTE F - Income Taxes

The components of earnings before income taxes are as follows:

                                                    (In thousands)
                                          1996           1995           1994

Domestic                               $16,381        $17,563        $15,391
Non-U.S.                                17,221         10,121          6,096

   Total                               $33,602        $27,684        $21,487



The provision for income taxes consists of the following:

                                                    (In thousands)
                                          1996           1995           1994

Current:
   Federal                              $3,105         $1,935         $1,998
   State                                 1,012            963            604
   Non-U.S.                              5,114          4,383          2,367

      Total current                      9,231          7,281          4,969

Deferred:
   Federal                               2,761          2,534          1,268
   State                                   313            578            400
   Non-U.S.                                127            127            883

      Total deferred                     3,201          3,239          2,551

      Total provision for income taxes $12,432        $10,520         $7,520


Significant components of the Company's deferred tax liabilities and assets at December 31, 1996, and 1995, are:
                                                          (In thousands)
                                                        1996         1995

Depreciation                                          $ 1,460     $ 1,063
Pensions                                               17,683      15,767
Other                                                   3,185       2,282

Gross deferred tax liabilities                         22,328      19,112

Postemployment benefits                                 1,622       1,611
Inventory reserves                                      2,721       2,613
Loss carryforwards                                      5,778       5,847
Credit carryforwards                                    4,355       5,537
Nondeductible accruals                                  4,365       3,200
Other                                                     818         710

Gross deferred tax assets                              19,659      19,518

Net deferred tax (liabilities) assets                  (2,669)        406
Deferred tax asset valuation allowance                 (6,765)     (6,639)

   Total                                              $(9,434)    $(6,233)


During 1996, the valuation allowance was increased as a result of an increase in unutilized net operating loss carryforwards in some taxing jurisdictions, and decreased by the utilization of net operating losses and scheduled tax credits in other jurisdictions. The net increase in the valuation allowance was $126,000.

A reconciliation from the statutory federal income tax to the Company's effective income tax follows:

                                                               (In thousands)
                                                   1996              1995           1994

Taxes at the U.S. statutory rate                $11,761           $ 9,689         $7,306
State income taxes, net of federal
   income tax benefit                               861             1,002            663
Non-U.S. income taxed at rates
   different than the U.S. statutory rate          (728)            1,159          1,639
Utilization of net operating loss
   carryforwards and benefit of scheduled
   tax credits                                     (279)           (2,024)        (2,544)
Foreign distributions, net of foreign
   tax credits                                      297               372
Other                                               520               322            456

      Provision for income taxes                $12,432           $10,520         $7,520


Undistributed earnings of certain non-U.S. subsidiaries amount to $52,892,000 at December 31, 1996. These earnings are intended to be permanently invested and, accordingly, no provision has been made for non-U.S. withholding taxes. In the event all undistributed earnings were remitted, approximately $4,795,000 of withholding tax would be imposed, which would be substantially offset by foreign tax credits.

The Company has U.S. tax basis business tax credits and foreign tax credits of approximately $1,624,000 at December 31, 1996.
The U.S. business credit carryforwards expire between the years
2001 and 2010. In addition, the Company has various non-U.S. tax basis net operating losses and business credit carryforwards of $20,937,000 and $70,000, respectively. The non-U.S. net operating losses have an unlimited carryforward period. The non-U.S. credit carryforwards expire in 1997. In addition, the Company has alternative minimum tax credit carryforwards of approximately $2,661,000, which have no expiration dates.


NOTE G - Business Segment and Non-U.S. Operations

The Company's operations comprise one business segment, the manufacturing of electronic components. Electronic components include production and sale of automotive control devices, fiber-optic transceivers, flex cable assemblies, frequency control devices, hybrid microcircuits, industrial electronics, insulated metal circuits, interconnect products, loudspeakers, resistor networks, switches and variable resistors.

Sales to a major automotive manufacturer were $49,100,000 in 1996, $54,900,000 in 1995 and $49,400,000 in 1994.

The non-U.S. operations or facilities are located in Canada, Hong Kong, Japan, Mexico, Singapore, Taiwan, Thailand and the United Kingdom. Net sales to unaffiliated customers from the United Kingdom equaled 24%, 17% and 16% of the consolidated total for 1996, 1995 and 1994, respectively. Net sales to unaffiliated customers from Other non-U.S. operations in the aggregate equaled 16%, 19% and 18% of the consolidated total for each of the years 1996, 1995 and 1994, respectively.

Net sales by geographic area include both sales to unaffiliated customers and transfers between geographic areas. Such transfers are accounted for primarily on the basis of a uniform intercompany pricing policy. Operating earnings are total net sales less operating expenses. In computing operating earnings, none of the following items have been added or deducted: general corporate expenses, interest income, interest expense, other income and expenses and income taxes. Identifiable assets by geographic area are those assets that are used in the Company's operations in each such area. The Corporate Office assets are principally cash and equivalents and the prepaid pension asset.

Summarized financial information concerning the geographic areas of operation for 1996, 1995 and 1994 is shown in the following table. The caption "Eliminations" includes intercompany sales and other transactions which are eliminated or adjusted in arriving at consolidated data.


Geographic Area                                        (In thousands)
                                                 1996       1995      1994

Net Sales
  United States:
    Sales to unaffiliated customers           $193,474   $194,016   $178,032
    Transfers to non-U.S. area                   8,181      5,439      4,179

                                               201,655    199,455    182,211
  United Kingdom:
    Sales to unaffiliated customers             76,204     49,571     42,779
    Transfers to other areas                       730        732        514

                                                76,934     50,303     43,293
  Other non-U.S.:
    Sales to unaffiliated customers             51,619     56,570     47,896
    Transfers to other areas                     7,400      6,092      7,692

                                                59,019     62,662     55,588
  Eliminations                                 (16,311)   (12,263)   (12,385)

      Total net sales                         $321,297   $300,157   $268,707

Operating Earnings
  United States                                $23,226   $ 22,204   $ 18,109
  United Kingdom                                10,192      6,483      4,569
  Other non-U.S.                                 9,141      6,345      3,708

                                                42,559     35,032     26,386
  Eliminations                                     (72)       140          1

                                                42,487     35,172     26,387
  General corporate expenses                     9,067      7,684      5,703

  Operating earnings                            33,420     27,488     20,684
  Other income--net                                182        196        803

    Earnings before income taxes               $33,602   $ 27,684   $ 21,487

Assets Apportioned by Area
  United States                                $88,189   $ 87,862   $ 86,605
  United Kingdom                                36,037     24,718     23,419
  Other non-U.S.                                47,689     49,848     43,272

                                               171,915    162,428    153,296
  Eliminations                                  (4,672)    (3,783)    (3,305)

                                               167,243    158,645    149,991
  Corporate assets                              82,129     68,482     56,835

      Total assets                            $249,372   $227,127   $206,826


NOTE H - Contingencies

Certain processes in the manufacture of the Company's current and past products create hazardous waste by-products as currently defined by federal and state laws and regulations. The Company has been notified by the U.S. Environmental Protection Agency, state environmental agencies and, in some cases, generator groups, that it is or may be a Potentially Responsible Party
(PRP) regarding hazardous waste remediation at several non-CTS sites. The factual circumstances of each site are different; the Company has determined that its role as a PRP with respect to these sites, even in the aggregate, will not have a material adverse effect on the Company's business or financial condition, based on the following: 1) the Company's status as a de minimis party; 2) the large number of other PRPs identified; 3) the identification and participation of many larger PRPs who are financially viable; 4) defenses concerning the nature and limited quantities of materials sent by the Company to certain of the sites; and/or 5) the Company's experience to-date in relation to the determination of its allocable share. In addition to these non-CTS sites, the Company has an ongoing practice of providing reserves for probable remediation activities at certain of its manufacturing locations and for claims and proceedings against the Company with respect to other environmental matters. Accrued environmental costs as of December 31, 1996, totaled $4.8 million, compared with $4.5 million at December 31, 1995. In the opinion of management, based upon presently available information, either adequate provision for probable costs has been made, or the ultimate costs resulting will not materially affect the consolidated financial position or results of operations of the Company.

Certain claims are pending against the Company with respect to matters arising out of the ordinary conduct of its business. In the opinion of management, based upon presently available information, either adequate provision for anticipated costs has been made by insurance, accruals or otherwise, or the ultimate anticipated costs resulting will not materially affect the Company's consolidated financial position or results of operations.


NOTE I - Related Party Transactions

Dynamics Corporation of America (DCA) owned 2,303,100 shares (44.1%) of the Company's outstanding common stock at December 31, 1996. Of these shares, 1,020,000 were not granted voting authority by CTS shareholders in 1987. In addition to stock ownership, as of December 31, 1996, two representatives of DCA serve on the Company's Board of Directors. The normal business transactions between the Company and DCA are insignificant.




                REPORT OF INDEPENDENT ACCOUNTANTS



To the Shareholders and
Board of Directors of CTS Corporation


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of CTS Corporation and its subsidiaries at December 31, 1996, and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/S/PRICE WATERHOUSE LLP

South Bend, Indiana
January 27, 1997





    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

              AND RESULTS OF OPERATIONS (1994 - 1996)


Liquidity and Capital Resources

The table below highlights significant comparisons and ratios related to liquidity and capital resources of CTS Corporation (CTS or Company) for each of the last three years.
                                                     (In thousands)
                                       December 31   December 31   December 31
                                              1996          1995          1994

Net cash provided by (used in):
    Operating activities                  $ 35,103      $ 26,861      $ 12,555
    Investing activities                   (16,388)      (10,945)      (15,090)
    Financing activities                   (12,324)       (3,796)        2,580

Cash and equivalents                      $ 44,957      $ 37,271      $ 24,922
Accounts receivable, net                    43,984        41,737        35,029
Inventories, net                            38,761        38,885        41,456
Current assets                             138,201       126,113       110,667
Notes payable                                              6,685         7,436
Accounts payable                            17,146        15,605        12,768
Accrued liabilities                         31,818        26,461        24,284
Current liabilities                         51,391        50,962        44,792
Working capital                             86,810        75,151        65,875
Current ratio                                 2.69          2.47          2.47
Interest-bearing debt                     $ 13,428      $ 22,267      $ 23,318
Net tangible worth                         162,193       141,650       126,634
Ratio of interest-bearing debt
  to net tangible worth                        .08           .16           .18


During 1996, $35.1 million of positive cash flow was generated from operating activities. This amount, which exceeded 1995 by 31%, or $8.2 million, was primarily a result of the higher level of earnings and improved management of working capital, particularly accounts receivable.

The 1995 cash flow from operating activities of $26.9 million improved by $14.3 million from 1994, primarily as a result of higher net earnings and reduction in inventories, partially offset by an increase in accounts receivable.

During 1994, cash flow of $12.6 million was positive from operating activities, primarily as a result of the significant improvement in operating earnings when compared to 1993. However, offsetting the favorable impact of the higher earnings was the higher working capital requirements to support the increased sales levels, which reduced operating cash flow by $5.0 million from 1993.

Cash expenditures for investing activities totaled $16.4 million in 1996, exceeding the prior year's amount by $5.4 million, or 50%. The major change in financing activities was cash payments of $8.9 million for short and long-term debt. As of year-end, the Company had no short-term debt.

Spending of cash for investing activities in 1995 was $10.9 million and comparable to 1994 after the impact of the 1994 expenditures for the light emitting diode (LED)-based fiber-optic data link
(ODL ) product line of $3.4 million. In terms of financing activities, the impact of the notes payable reduction during 1995 was $5.3 million from the increased cash flow.

Investing requirements increased during 1994, primarily due to the $13.4 million of capital expenditures, including $3.4 million for
the acquisition of ODL fixed assets.   Additionally, financing
activities increased during 1994 and were generated by the higher sales levels and the acquisition of the ODL product line for which $2.1 million of additional expenditures were made for inventory.

A significant noncash component and a decreasing component of operating earnings during the 1994 to 1996 period was pension income of $5.4 million, $5.3 million and $6.6 million in 1996, 1995 and 1994, respectively. The 1996 pension income amount was approximately the same as 1995, but decreased from 1994 as a result of actuarial changes. As a result of the Company's overfunded pension position, no overall cash contributions are anticipated to be required in the immediate future to meet the Company's pension obligations.

The major investment activity during the last three years has been capital expenditures, which totaled $17.2 million in 1996, $11.2 million in 1995 and $13.4 million in 1994. The major capital expenditures in 1996 were for new products and product line enhancements. Also during 1996, as in 1995, capacity increases were required in our automotive and European interconnect product lines. The Company expects to increase its capital expenditures in 1997 over 1996 levels. These capital expenditures will be primarily for new products and cost reduction programs, as well as selected manufacturing equipment capacity expansion.

The most recent major long-term financing activity outside the CTS revolving credit agreements occurred during 1994, when the Company negotiated a five-year, $15.0 million long-term loan which expires in 1999. As of December 31, 1996, $13.0 million remains outstanding on this loan.

Dividends paid were $3.4 million in 1996, $3.1 million in 1995 and $2.1 million in 1994. During 1996, as a result of continuing improved earnings performance and positive cash flow, the Company increased its quarterly dividend to $.18 per share, effective with the August payment. In December 1994, the Board of Directors, principally as a result of the Company's improving performance and cash position, increased the quarterly dividend to $.15 per share, effective with the February 1995 payment.

At the end of each of the last three years, cash of various non-U.S. subsidiaries was invested in U.S.-denominated cash equivalents. Such cash is generally available to the parent
Company and the Company's intention is not to repatriate non-U.S.
earnings. If all non-U.S. earnings were repatriated, approximately $4.8 million of withholding taxes would accrue, but would be substantially offset by foreign tax credits.

In 1996, CTS renegotiated its long-term revolving credit agreement and at the end of 1996, CTS had $45.0 million of borrowing capacity available under long-term revolving credit agreements with four banks. These revolving agreements, which expire in 2001, are the Company's primary credit vehicles and, together with cash from operations, should adequately fund the Company's anticipated cash needs.

Results of Operations

The following table highlights significant information with regard to the Company's twelve months results of operations during the past three fiscal years.
                                                 (In thousands)
                                      December 31  December 31  December 31
                                             1996         1995         1994

Net sales                                $321,297     $300,157     $268,707
Gross earnings                             87,496       74,804       63,067
Gross earnings as a percent
  of sales                                  27.2%        24.9%        23.5%
Selling, general and
  administrative expenses                $ 43,333     $ 39,312     $ 36,175
Selling, general and
  administrative expenses
  as a percent of sales                     13.5%        13.1%        13.5%
Research and development
  expenses                               $ 10,743     $  8,004     $  6,208
Research and development
  expenses as a percent of
  sales                                      3.3%         2.7%         2.3%
Operating earnings                       $ 33,420     $ 27,488     $ 20,684
Operating earnings as a
  percent of sales                          10.4%         9.1%         7.7%
Interest (income) expense, net            $  (432)    $    369      $    57
Earnings before income taxes               33,602       27,684       21,487
Income taxes                               12,432       10,520        7,520
Income tax rate                             37.0%        38.0%        35.0%


Net sales for 1996 increased by $21.1 million, or 7.0% over 1995, principally due to the increased demand in the domestic and European automotive, computer equipment and communications equipment markets.

The 1995 net sales increased $31.5 million, or 11.7% over 1994, primarily due to broad increases in demand for electronic component products into our automotive, computer equipment and communications equipment markets.

From 1993 to 1994, total sales increased by 13.4%, primarily as a result of substantial increases in our automotive and European interconnect product lines.

During the three-year period 1994-1996, the percentage of overall
sales to the automotive market decreased from 38% to 34%.   During
this same period, our sales into the computer equipment market increased from 19% to 24%, as a percent of total sales. Sales into other markets have generally remained constant.

The Company's 15 largest customers represented 62% of net sales in 1996, 61% in 1995 and 62% in 1994. One customer, a major manufacturer of automobiles, comprised 15% of net sales in 1996 as compared to 18% in 1995 and 1994.

Because most of CTS' revenues are derived from the sale of custom products, the relative contribution to revenues of changes in unit volume cannot be meaningfully determined. The Company's products are usually priced with reference to expected or required profit margins, customer expectations and market competition. Pricing for most of the Company's electronic component products frequently decreases over time and also fluctuates in accordance with total industry utilization of manufacturing capacity.

In 1996, 1995 and 1994, improvements in gross earnings were realized over each of the preceding years in absolute terms and as a percent of sales, principally due to higher sales volume, production efficiencies and higher absorption of fixed manufacturing overhead expenses.

Selling, general and administrative expenses as a percent of sales have remained constant over the last three years, ranging from 13.1% to 13.5%. In 1996, as in previous years, the Company continued to control these expenses while increasing sales. Also during 1994, the Company successfully resolved approximately $1 million of outstanding legal and customer claims, the provision for most of which had been established in 1993.

During 1996, research and development expenses increased by $2.7 million, or 34% over 1995, as the Company continued investment efforts in new product development and product improvements, particularly in automotive, frequency control and hybrid microcircuit products. Research and development expenses increased by $1.8 million, or 29%, in 1995 over 1994, with much of the additional effort devoted to the "hall effect" non-contacting sensor development for our automotive products, as well as other new product development programs in the automotive and the resistor network product areas.

The net of interest expense and interest income is reflective of the levels of debt during the 1994-1996 period. The lower amount of expense in 1994 relates to the timing of the $15.0 million loan secured in late 1994, while the 1996 income amount is a result of lower levels of short-term debt compared to 1995.

During 1996 and 1995, the primary reasons for the substantial operating earnings improvement include the higher overall sales and related productivity in our automotive, resistor network and interconnect products, and the reduction of losses from our frequency control products. These improvements substantially offset losses from our defense and aerospace products, caused primarily by the declining market conditions. In 1994, the level of operating earnings was a result of the higher automotive and interconnect product sales, and improved performance within our resistor network and electromechanical products, which more than offset losses from our frequency control and hybrid microcircuit products during that year.

The 1996 effective tax rate of 37% approximated the 1995 tax rate of 38%. The Company has net operating loss carryforwards of approximately $21 million in certain non-U.S. subsidiaries, and has established a 100% valuation reserve on these amounts based upon historical pretax losses.

With respect to the recently issued FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and FASB Statement No. 123,
"Accounting for Stock-Based Compensation," the Company has realized no impact on financial position or results of operations upon adoption in 1996.

In terms of environmental issues, the Company has been notified by the U.S. Environmental Protection Agency, as well as state agencies and generator groups, that it is or may be a Potentially Responsible Party regarding hazardous waste remediation at non-CTS sites. Additionally, the Company provides reserves for probable remediation activities at certain of its manufacturing locations. These issues are discussed in Note H - Contingencies.